                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                                 1st Amendment

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)

                     OR 12(g) OF THE SECURITIES ACT OF 1934

                                  SACIO, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                DELAWARE                               88-0414076
     (STATE OR OTHER JURISDICTION OF                 (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)                 IDENTIFICATION NO.)

           8320 O'CONNELL ROAD
              EL CAJON, CA                                92021
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                (ZIP CODE)

                                 (619) 699-1721
                          (ISSUER'S TELEPHONE NUMBER)

           SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

      TITLE OF EACH CLASS                     NAME OF EACH EXCHANGE ON WHICH
      TO BE SO REGISTERED                     EACH CLASS IS TO BE REGISTERED

--------------------------------          --------------------------------------

--------------------------------          --------------------------------------




           SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:

                          Common Stock - .001 Par Value
                          -----------------------------
                                (TITLE OF CLASS)

                                     PART I

                                     ITEM 1
                           DESCRIPTION OF THE BUSINESS

General

Sacio, Inc. is filing this Form 10-SB on a voluntary basis in order to make Sacio, Inc.'s financial information equally available to any interested parties or investors and meet certain listing requirements for publicly traded securities.

Business Development

Sacio, Inc. was incorporated in Delaware on May 31, 1994. The Company was formed in order to develop a chain of English Pub theme-based restaurants and bars tentatively called "The Old Coach Inn", starting with an initial Pub in the downtown redevelopment area of San Diego, California. Management used the intervening years to study existing British restaurant and bar operations in Southern California as the downtown redevelopment of the "Gas Lamp" area of San Diego grew to the point where sufficient restaurant traffic existed to support a proposed English Pub restaurant. During 1996 the Company raised funds necessary to pay the Company's state fees and taxes by the sale of stock to investors. In January of 1999 the board of directors voted to seek capital and began development of the Company's business plan.

There have been no bankruptcy, receivership or similar proceedings.

There have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Business of the Issuer

Beginning in 1998, Management determined the Company should complete the development of it's neighborhood English Pub restaurant and bar. Management's decision was based primarily on the following factors; 1) the success of downtown redevelopment including a new ballpark district, 2) the popularity of theme-based restaurants and patron-involved music (such as Karaoke), and 3) the resurgence of the San Diego economy.

The Company will utilize existing locations that fit general restaurant layout requirements or acquire the leasehold interest and equipment of existing restaurants and bars. The overall design of each Pub is intended to create an ambiance which will be an authentic representation of an old English Inn. Management intends to take advantage of the availability of existing older buildings and historical sites in downtown redevelopment areas, including areas that are designated as Empowerment Zones. Use of the existing wooden floors, bricks, and architecture will help to create the ambiance as well as retain the historical significance of these older buildings. Management intends to offer a simple, international menu with five or six daily main course selections with variations between lunch and dinner. Location selection will involve proximity to downtown office businesses for maximum lunch and after work customer traffic. Management intends to market its restaurants through direct marketing, print, and local visitor's bureaus. The Pubs will offer V.I.P. cards for frequent customers and direct marketing at local area sporting events for pre and post game discounts. Once the Company is sufficiently funded, management will secure firm bids to build out its first Pub site in San Diego and begin its marketing and advertising plan. While no construction contract or lease has been completed, management's current estimate for total construction build-out for 5,000 square feet of Pub space is approximately $500,000. In addition, food and beverage inventory is estimated by management at approximately $25,000, and a full liquor license is estimated to cost approximately $50,000 in the San Diego area. The business plan timetable for opening the first pub is sequentially: (a) six months to raise capital of $800,000 to $900,000, (b) two months to secure leased site with plans and permits at a cost of $100,000, (c) three months to build-out site including all furniture, equipment, and furnishings at a cost of $350,000, hire and train staff at a cost of $25,000, secure full liquor license at a cost of $50,000, stock food and beverage inventory of $25,000, and $25,000 for advertising and promotion of opening. Following the opening of the first Pub, management will have definite data in order to refine its projected costs of Pub construction and operating costs. Subject to commercial acceptance by the public and availability of working capital, management will investigate expansion into additional cities in California and other Western states.

The Company has no new product or service planned or announced to the public.

The restaurant and bar industry is highly competitive with respect to price, service, quality and location, and as a result, has a high failure rate. There are numerous well-established competitors, including national, regional and local chains, possessing substantially greater financial, marketing, personnel and other resources than the Company. There can be no assurance that the Company will be able to respond to various competitive factors affecting the restaurant industry. However, Management believes that the Company can effectively compete with those other companies utilizing its unique "pub" concept. Management also considers it significant that the target market will be downtown redevelopment areas. The restaurant and bar industry is also generally effected by changes in consumer preferences, national, regional and local economic conditions and demographic trends. The performance of restaurant and bar facilities may also be effected by factors such as traffic patterns, demographic considerations and the type, number and location of competing facilities. Other factors over which the Company has no control, which may adversely effect the industry, are inflation, increased labor and employee benefit costs, increase in minimum hourly wage, unemployment tax rates and similar matters. Management is not aware of any significant barriers to the Company's entry into the restaurant and bar industry, however, the Company at this time cannot ascertain its exact share of this market.

While the Company has initiated preliminary discussions with restaurant design and construction companies and restaurant suppliers, it currently has no firm commitments or contracts for services and supplies and will not initiate firm negotiations until such a time as the Company has sufficient funding. Until the Company has firm commitments and contracts for design, construction of facilities, and wholesalers of restaurant supplies, there is no assurance that goods and services can be acquired at desired costs on a timely basis.

The Company intends to begin its initial operations in San Diego. California is the nation's largest restaurant market with sales 60% higher than either of the next two largest states (Texas and Florida). The Company's primary market will be the businessperson for lunch and the casual diner for dinner. By combining the complimentary mix of entertainment and dining, a large and diverse segment of the population will be attracted. Thus, the Company will not be dependant on any one or a few major customers. When the Company has sufficient funding it will begin marketing to these potential consumers.

When the Company has sufficient funding, management will seek legal council to determine if copyright or trademark protection is required.

The Company does not need any governmental approval of its principal product or service.

The Company's business is subject to various federal, state, or local government regulations, including those related to sanitation, safety, fire and the sale of food and alcoholic beverages. The failure to maintain food and liquor licenses would have a material adverse effect on the Company's operating results. The Company may also be subject to statutes in certain states regarding the recovery of damages for persons injured by an intoxicated patron of an establishment. As appropriate, the Company shall seek to obtain liability insurance against such potential liability. Management will procure all necessary licenses, permits, and insurance when sufficient funds are raised for working capital.

The Federal Americans With Disabilities Act prohibits discrimination on basis of disability in public accommodations. The Company could be required to expend substantial funds to modify the existing historical buildings in order to provide service or make reasonable accommodations for disabled persons.

The Company currently has no employees.

Year 2000 Disclosure

Computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities.

Based on a recent and ongoing assessment, the Company has determined that any purchased software will be off-the-shelf software that will be certified Year 2000 compatible for all of its computing requirements. The Company presently believes that with modifications to existing off-the-shelf software or conversions to new software, the Year 2000 issue will not pose significant operational problems and will not materially affect future financial results.

The Company currently anticipates purchasing new off-the-shelf Year 2000 compatible software by October 31, 1999, which is prior to any anticipated impact on operating systems. The total cost of this new software is not anticipated to be a material expense to the Company at this time. If, in spite of management's best efforts, these new off-the-shelf software products are not adequately modified, resulting date-induced systems failures could have a material adverse effect on the Company's results of operations.

                                     ITEM 2
                     MANAGEMENTS DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION

Plan of Operation

The Company's current cash is sufficient in management's opinion to sustain corporate operations until such time as Management can raise capital to advance its business plan.

During the next twelve months, the Company's plan of operations includes the following events: during the first six months raise capital of $800,000 to $900,000 through the sale of equity securities, during the succeeding two months secure the leased site and complete plans and permits at a cost of $100,000, and during the last three months build-out the site, purchase furniture, equipment, and furnishings at a cost of $350,000, hire and train staff at a cost of $25,000, secure the full liquor license at a cost of $50,000, purchase food and beverage inventory of $25,000, and allocate $25,000 for advertising and promotion of the opening of the first pub. The Company will face considerable risk in each of its business plan steps, such as difficulty of renting a desirable pub site within its budget, difficulty of completing its build-out within its timetable and budget, difficulty of hiring competent personnel within its budget, and a lack of funding due to the Company's inability to raise capital in the equity securities market. If no funding is received during the next twelve months, the Company will be forced to rely on its existing cash in the bank and funds loaned by the directors and officers. In such a restricted cash flow scenario, the Company would be unable to complete its business plan steps, and would, instead, delay all cash intensive activities. Without necessary cash flow, the Company would be dormant during the next twelve months, or until such time as necessary funds could be raised in the equity securities market.

There are no current plans for research and development.

There are no current plans to purchase or sell any significant amount of fixed assets.

The Company intends to hire an additional twenty three employees near the end of the next twelve months.

Results of Operations

There were no revenues from sales for the period ended January 31, 1999. The Company sustained no net loss for the period ended January 31, 1999.

Liquidity and Capital Resources

As of January 31, 1999, the Company had $4300 cash on hand and in the bank. Currently, the Company maintains a sufficient positive cash balance for working capital.

                                     ITEM 3
                             DESCRIPTION OF PROPERTY

The location of the Company's principal executive office is 8320 O'Connell Road, El Cajon, CA 92021. The Company's principal executive office and telephone number are provided by Nancy Davis, a Director of the Company, at no cost. Management considers the Company's current principal office space arrangement adequate for current and short-term estimated growth. There is no current rental or lease agreement for the Company's executive offices.

                                     ITEM 4
                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

The following table sets forth information on the ownership of the Company's voting securities by Officers, Directors and major shareholders as well as those who own beneficially more than five percent of the Company's common stock through the most current date - February 28, 1999:

Title Of                                        Amount & Nature          Percent
Class        Name & Address                         of owner              Owned
--------     -------------------                ---------------         --------
Common       Nancy J. Davis                     4,500,000(a)              41.2%
             8320 O'Connell Road
             El Cajon, CA 92021

Common       Stephen P. Huntley                 4,500,000(b)              41.2%
             8320 O'Connell Road
             El Cajon, Ca 92021

Total                                           9,000,000                 82.4%

(a) Ms. Davis received 50,000 shares of the Company's common stock in 1994 for services, another 50,000 shares were issued to her for services in August 1998. 4,400,000 shares of the Company's common stock were issued to her per a stock split on August 2, 1998.

(b) Mr. Huntley received 50,000 shares of the Company's common stock in 1994 for services, another 50,000 shares were issued to him for services in August 1998. 4,400,000 shares of the Company's common stock were issued to him per a stock split on August 2, 1998.

                                     ITEM 5
                    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
                               AND CONTROL PERSONS

The Directors and Officers of the Company, all of those whose terms will expire at the June 2000 shareholder meeting, or at such a time as their successors shall be elected and qualified, are as follows:

Name & Address               Age     Position          Date Elected & Served
--------------               ---     --------          ---------------------
Nancy J. Davis               38      President,          6/14/94 - Current
8320 O'Connell Road                  Secretary,
El Cajon, CA 92021                   Director

Stephen P. Huntley           45      Director            6/14/94 - Current
8320 O'Connell Road                  Treasurer
El Cajon, CA 92021

Each of the foregoing persons may be deemed a "promoter" of the Company, as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

Neither Ms. Davis nor Mr. Huntley hold directorships in any other reporting company.

No Executive Officer or Director of the Corporation has been the subject of any Order, Judgement, or Decree of any Court of competent jurisdiction, of any regulatory agency enjoining him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities nor has any such person been the subject of any Order of a State authority barring or suspending for more than sixty (60) days, the right of such a person to be engaged in such activities or to be associated with such activities.

No Executive Officer or Director of the Corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

No Executive Officer or Director of the Corporation is the subject of any pending legal proceedings.

Resumes

Nancy J. Davis, President, Secretary & Director 1994-Current

1997-current       Kawalec & Associates
                   Independent contractor providing information systems and public accounting services.

1996 - 1997        Gulbransen, Inc., Inventory & Quality Control Specialist
                   Piano manufacturer/dealer. Responsible for implementing inventory and quality control systems for manufacturing plant and three retail stores.

1992 - 1995        Fast Time Bar & Grill, Owner/Operator.
                   A "racing" theme restaurant and bar. Responsible for all aspects of restaurant management including front of the house operations, personnel supervision, purchasing and bar management.

1981 - 1992        Greco Systems, Inc., IS Mgr ('81-'87), Manufacturing Mgr
                   ('87-'92)
                   Manufacturer NC/CNC products for the machine tool industry.
                   Responsible for all aspects of Information Systems and Production departments including Inventory, Quality Control, and Purchasing.

1978 - 1981        A.J. Frick & Associates, Draftsman
                   Architectural and Civil Engineering firm. Drafting and design layout.

Stephen P. Huntley, Treasurer & Director 1994 - Current

1998-Current       Accent Presentations, Mounting & Laminations Specialist
                   Specialist in production of mass-market advertising graphics and multi-media display presentation campaigns, primarily for scientific, technical manufacturing, and biological companies. Services include production of graphic materials for public advertising, and presentation materials for initial public offerings, national exhibits, scientific conventions and large-scale corporate seminars.

1994 - 1997        Bank Of America, Courier
                   Commercial courier for bank and business account document transfers.

1984 - 1994        Independent Contractor
                   Framing, roofing, and remodeling - commercial and residential construction

                                     ITEM 6
                             EXECUTIVE COMPENSATION

The company's current officers receive no compensation.

                           SUMMARY COMPENSATION TABLE


                                          Other        Restricted
Name &                                    annual       stock                  LTIP        All other
principle                 Salary  Bonus   compen-      awards       Options   Payouts     compen-
position           Year     ($)    ($)    sation($)    ($)          SARs      sation($)   sation($)
--------------------------------------------------------------------------------------------------------------------------
N Davis           1997      -0-    -0-      -0-          -0-          -0-      -0-           -0-
President         1998      -0-    -0-      -0-          -0-          -0-      -0-           -0-
                  1999      -0-    -0-      -0-         $ 1           -0-      -0-           -0-

                                          Other        Restricted
Name &                                    annual       stock                  LTIP        All other
principle                 Salary  Bonus   compen-      awards       Options   Payouts     compen-
position           Year     ($)    ($)    sation($)    ($)          SARs      sation($)   sation($)
--------------------------------------------------------------------------------------------------------------------------
S Huntley         1997      -0-    -0-      -0-          -0-          -0-      -0-           -0-
Treasurer         1998      -0-    -0-      -0-          -0-          -0-      -0-           -0-
                  1999      -0-    -0-      -0-         $ 1           -0-      -0-           -0-

The number and value of the aggregate restricted stock holdings as of March 31, 1999 is 4,500,000 shares at $0.001 par value ($4,500.00). These shares consist of the 100,000 shares of $0.00001 par value common stock issued to Ms. Davis & Mr. Huntley (Directors) in August 1998 and 4,400,000 shares of the Company's common stock issued to them per a forward stock split on August 2, 1998. The par value of the shares was increased to $0.001 in October 1998. The Company has no plans to pay dividends on the restricted stock. The restricted stock was issued as a lump sum with no vesting schedule.

There are no current employment agreements between the Company and its executive officers.

The Directors and Principal Officers have worked with no remuneration until such time as the Company receives sufficient revenues necessary to provide proper salaries to all Officers and compensation for Directors' participation. The Officers and the Board of Directors have the responsibility to determine the timing of remuneration based upon a positive cash flow to include sales, estimated cash expenditures, accounts receivable, accounts payable, notes payable, and a cash balance of not less than $10,000 at each month end. At this time, management cannot accurately estimate when sufficient revenues will occur to implement this compensation.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Corporation or any of its subsidiaries, if any.

                                     ITEM 7
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Ms. Davis (Director, President & Secretary) received 50,000 shares of the Company's common stock in 1994 for services, another 50,000 shares were issued to her for services in August 1998. 4,400,000 shares of the Company's common stock were issued to her per a forward stock split on August 2, 1998.

Mr. Huntley (Director & Treasurer) received 50,000 shares of the Company's common stock in 1994 for services, another 50,000 shares were issued to him for services in August 1998. 4,400,000 shares of the Company's common stock were issued to him per a forward stock split on August 2, 1998.

                                     ITEM 8
                            DESCRIPTION OF SECURITIES

The Company's Certificate of Incorporation authorizes the issuance of 20,000,000 Shares of Common Stock, .001 par value per share. There is no preferred stock authorized. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have cumulative voting rights. Holders of shares of Common Stock are entitled to share ratable in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding Common Stock is fully paid and non-assessable.

                                     PART II

                                     ITEM 1
       MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
                           OTHER SHAREHOLDER MATTERS

The Company, upon approval of the SEC, will file for trading on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The OTC Electronic Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information.

As of the date of this filing, there is no public market for the Company's securities. As of February 28, 1999, the Company had 43 shareholders of record. Currently 6,435,000 shares of the Company's common stock could be sold pursuant to Rule 144 of the Securities Act. The remaining 4,500,000 shares of outstanding common stock will remain restricted until August 2, 1999. The Company has paid no cash dividends. The Company has no outstanding options. The Company has no plans to register any of its securities under the Securities Act for sale by security holders. There is no current public offering of equity. The Board will be seeking methods of raising additional working capital during the next twelve months. Methods under consideration by the Board include a loan from a financial institution or a private equity or debt offering.

                                     ITEM 2
                                LEGAL PROCEEDINGS

The Company is not currently involved in any legal proceedings and is not aware of any pending or potential legal actions.

                                     ITEM 3
           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                        CONTROL AND FINANCIAL DISCLOSURE

None.

                                     ITEM 4
                     RECENT SALES OF UNREGISTERED SECURITIES

On June 14, 1994, at a special meeting of the board of directors, the shareholders authorized the issuance of 50,000 shares of common stock to each of the officers and directors of the Company for a total of 100,000 Rule 144 shares. The Company relied upon Section 4(2) of Securities Act of 1993, as amended (the "Act"). The Company issued the shares in satisfaction of management services rendered to officers and directors, which does not constitute a public offering.

From the period of approximately April 1, 1996 until April 30, 1996, the Company offered and sold 43,000 shares of common stock for $0.10 per share to non-affiliated private investors. The Company relied upon Section 4(2) of the Securities Act of 1993, as amended. Each prospective investor was given a private placement memorandum designed to disclose all material aspects of an investment in the Company, including the business, management, offering details, risk factors and financial statements. Each investor completed a private placement subscription agreement and certified that they were purchasing the shares for their own accounts, with investment intent. Each investor was either accredited or sophisticated, having prior investment experience or education, and having adequate and reasonable opportunity and access to corporate information, and are therefore not in need of the protections afforded by the Securities Act of 1933. This offering was not accompanied by general advertisement or general solicitation and the shares were issued with a Rule 144 restrictive legend.

On August 2, 1998, the Board of Directors authorized the issuance of 50,000 shares of common stock to each of the officers and directors of the Company for a total of 100,000 Rule 144 shares. The Company relied upon Section 4(2) of Securities Act of 1993, as amended (the "Act"). The Company issued the shares in satisfaction of management services rendered to officers and directors, which does not constitute a public offering.

On August 2, 1998, a forward stock split of 44 to 1 was authorized, resulting in a total of 10,935,000 shares of common stock issued and outstanding.

                                     ITEM 5
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's By-Laws allow for the indemnification of Company Officers and Directors in regard to their carrying out the duties of their offices. The By-Laws also allow for reimbursement of certain legal defenses.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

                                    PART F/S

The audited financial statements of the Company and related notes which are included in this offering have been examined by Barry L. Friedman, PC, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

                                    PART III
                                    EXHIBITS

Exhibit A         Financial Statements
                  1 Audited financial statements for the year ended March
                    31, 1997 and the year ended March 31, 1998 and for
                    the period ended January 31, 1999
Exhibit 2         Plan of acquisition, reorganization or liquidation            None
Exhibit 3.(i)     Articles of Incorporation                                     Included in Original Filing
Exhibit 3.(ii)    Bylaws                                                        Included in Original Filing
Exhibit 4         Instruments defining the rights of holders                    None
Exhibit 7         Opinion re: liquidation preference                            None
Exhibit 9         Voting Trust Agreement                                        None
Exhibit 10        Material contracts                                            None
Exhibit 11        Statement re: computation of per share earnings               See Exhibit A
Exhibit 14        Material foreign patents                                      None
Exhibit 16        Letter on change of certifying accountant                     None
Exhibit 21        Subsidiaries of the registrant                                None
Exhibit 23.1      Consent of Barry L. Friedman                                  Included in Original Filing
Exhibit 24        Power of Attorney                                             None
Exhibit 27        Financial Data Schedule                                       Included
Exhibit 28        Reports furnished to State insurance agencies                 None

                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Sacio, Inc.

Date June 11, 9999                      By /s/ Nancy J. Davis
    ------------------------------        --------------------------------------
                                          Nancy J. Davis, President & Director

Date June 11, 9999                      By /s/ Stephen P. Huntley
    ------------------------------        --------------------------------------
                                          Stephen P. Huntley, Director

                                   EXHIBIT A










                                  SACIO, INC.
                         (A Development Stage Company)


                              FINANCIAL STATEMENTS

                                JANUARY 31, 1999
                                 MARCH 31, 1998
                                 MARCH 31, 1997

                                TABLE OF CONTENTS

                                                                            PAGE #
                                                                            ------
INDEPENDENT AUDITORS REPORT ...................................................1

ASSETS.........................................................................2

LIABILITIES AND STOCKHOLDERS EQUITY ...........................................3

STATEMENT OF OPERATIONS .......................................................4

STATEMENT OF STOCKHOLDERS EQUITY ..............................................5

STATEMENT OF CASH FLOWS .......................................................6

NOTES TO FINANCIAL STATEMENTS ..............................................7-10

                             BARRY L. FRIEDMAN, P.C.
                           Certified Public Accountant

1582 TULITA DRIVE                                          OFFICE (702) 361-8414
LAS VEGAS, NEVADA 89123                                   FAX NO. (702) 896-0278

                          INDEPENDENT AUDITORS' REPORT

Board of Directors                                             February 25, 1999
Sacio, Inc.
El Cajon, California

         I have audited the accompanying Balance Sheets of Sacio, Inc., (A Development Stage Company), as of January 31, 1999, March 31, 1998, and March 31, 1997, and the related statements of operations, stockholders' equity and cash flows for the period April 1, 1998, to January 31, 1999, the two years ended March 31, 1998, and March 31, 1997, and the period May 31, 1994 (inception) to January 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sacio, Inc., (A Development Stage Company), as of January 31, 1999, March 31, 1998, and March 31, 1997, and the related statements of operations, stockholders' equity and cash flows for the period April 1, 1998, to January 31, 1999, the two years ended March 31, 1998, and March 31, 1997, and the period May 31, 1994 (inception) to January 31, 1999, in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note #5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Barry L. Friedman
---------------------------
Barry L. Friedman
Certified Public Accountant

                                   SACIO, INC.
                          (A Development Stage Company)

                                  BALANCE SHEET

                                     ASSETS

                                 January       March         March
                                31, 1999      31, 1998      31, 1997
                                --------      --------      --------
CURRENT ASSETS:
       Cash                      $4,300        $4,300        $4,300
                                 ------        ------        ------

     TOTAL CURRENT ASSETS        $4,300        $4,300        $4,300
                                 ------        ------        ------

OTHER ASSETS:                    $    0        $    0        $    0
                                 ------        ------        ------

     TOTAL OTHER ASSETS          $    0        $    0        $    0
                                 ------        ------        ------

     TOTAL ASSETS                $4,300        $4,300        $4,300
                                 ======        ======        ======



                 See accompanying notes to financial statements

                                  SACIO, INC.
                         (A Development Stage Company)

                                 BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                         January           March            March
                                         31, 1999         31, 1998         31, 1997
                                         --------         --------         --------
CURRENT LIABILITIES:                     $      0         $      0         $      0
                                         --------         --------         --------

     TOTAL CURRENT LIABILITIES           $      0         $      0         $      0
                                         --------         --------         --------

STOCKHOLDERS' EQUITY:

Common stock, $0.00001 par value,
authorized 20,000,000 shares;
issued and outstanding at
March 31, 1997-143,000 shares                                              $      2
March 31, 1998-143,000 shares                             $      2

Common stock, $0.001 par value
authorized 20,000,000 shares
issued and outstanding at
January 31, 1999 - 10,935,000            $ 10,935

Additional paid-in capital                 -6,633            4,299            4,299

Deficit accumulated during
development stage                              -2               -1               -1
                                         --------         --------         --------

     TOTAL STOCKHOLDER'S EQUITY          $  4,300         $  4,300         $  4,300
                                         --------         --------         --------

  TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY                   $  4,300         $  4,300         $  4,300
                                         ========         ========         ========



                 See accompanying notes to financial statements

                                   SACIO, INC.
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS

                                 April 1,            Year              Year            May 31, 1994
                                 1998 to            Ended              Ended           (inception)
                                 Jan. 31,          March 31,          March 31,        to Nov. 30,
                                  1999               1998               1997               1998
                               -----------        -----------        -----------        -----------
INCOME:
     Revenue                   $         0        $         0        $         0        $         0
                               -----------        -----------        -----------        -----------

EXPENSES:
     General, Selling
     and Administrative        $         1        $         0        $         0        $         2
                               -----------        -----------        -----------        -----------

       Total Expenses          $         1        $         0        $         0        $         2

Net Profit/Loss ( - )                  -$1        $         0        $         0                -$2
                               ===========        ===========        ===========        ===========


Net Profit/Loss ( - )
per weighted
share  (Note 2)                $       NIL        $       NIL        $       NIL        $       NIL
                               ===========        ===========        ===========        ===========


Weighted average
number of common
shares outstanding              10,935,000         10,935,000         10,935,000         10,935,000
                               ===========        ===========        ===========        ===========



                 See accompanying notes to financial statements

                                   SACIO, INC.
                          (A Development Stage Company)

                        STATEMENT OF STOCKHOLDERS' EQUITY


                                                                          Additional
                                        Common            Stock            paid-in           Retained
                                        Shares            Amount           capital           Earnings
                                      ----------        ----------        ----------        ----------
Balance,
March 31, 1996                           143,000        $        2        $    4,299               -$1

Net loss year ended
March 31, 1997                                                                                       0
                                      ----------        ----------        ----------        ----------

Balance,
March 31, 1997                           143,000        $        2        $    4,299               -$1

Net loss year ended
March 31, 1998
                                      ----------        ----------        ----------        ----------

Balance,
March 31, 1998                           143,000        $        2        $    4,299               -$1

August 2, 1998
stock issued for services                100,000        $        1        $       06

August 2, 1998
forward stock split 45:1              10,692,000        $      106            -$1066

October 30, 1998
chngd par value .00001 to .001                          $   10,826          -$10,826

Net loss
April 1, 1998 to
January 31, 1999                                                                                   -$1
                                      ----------        ----------        ----------        ----------

Balance,
January 31, 1999                      10,935,000        $   10,935           -$6,633               -$2
                                      ==========        ==========        ==========        ==========


                 See accompanying notes to financial statements

                                   SACIO, INC.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS

                                      April 1,      Year          Year       May 31, 1994
                                      1998 to       Ended         Ended       (inception)
                                      Jan. 31,     March 31,     March 31,    to Nov. 30,
                                       1999          1998          1997          1998
                                      --------     ---------     ---------   ------------
Cash Flows from
Operating Activities:
  Net Loss                               -$1            $0            $0           -$2
  Adjustment to reconcile net
  loss to net cash provided by
  operating activities:
  Issue Common Stock
  For Services                            $1             0             0            $2

Changes in assets and
liabilities:                               0             0             0             0
                                      ------        ------        ------        ------

Net cash used in
operating activities                      $0            $0            $0            $0

Cash Flows from
investing activities                       0             0             0             0

Cash Flows from
Financing Activities:
  Issuance of common
  stock for cash                           0             0             0        $4,300
                                      ------        ------        ------        ------

Net increase (decrease)
in cash                                   $0            $0            $0            $0

Cash,
beginning of period                   $4,300        $4,300        $4,300            $0
                                      ------        ------        ------        ------

Cash,
end of period                         $4,300        $4,300        $4,300        $4,300
                                      ======        ======        ======        ======


                 See accompanying notes to financial statements

                                   SACIO, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
              January 31, 1999, March 31, 1998, and March 31, 1997

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized May 31, 1994, under the laws of the State of Delaware as Sacio, Inc. The Company currently has no operations and, in accordance with SFAS #7, is considered a development company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The Company records income and expenses on the accrual method.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and equivalents

The Company maintains a cash balance in a non-interest bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of January 31, 1999.

Income Taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

                                   SACIO, INC.
                          (A Development Stage Company)

                     NOTES TO FINANCIAL STATEMENTS CONTINUED
              January 31, 1999, March 31, 1998, and March 31, 1997

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Loss Per Share

Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilutive common stock equivalents had been converted to common stock. As of January 31, 1999, the Company had no dilutive common stock equivalents such as stock options.

Policy in Regards to Issuance of Common Stock in a Non-Cash Transaction

The Company's accounting policy for issuing shares in a non-cash transaction is to issue the equivalent amount of stock equal to the fair market value of the assets or services received.

Year End

The Company has selected March 31st, as its fiscal year end.

Year 2000 Disclosure

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities. Based on a recent and ongoing assessment, the Company has determined that it will require only off-the-shelf software utilizing a Microsoft Windows platform for all of its computing requirements. The Company presently believes that with modifications to existing off-the-shelf software or conversions to new software, the Year 2000 issue will not pose significant operational problems and will not materially affect future financial results.

The Company currently anticipates purchasing new off-the-shelf Year 2000 compatible software within the near future, which is prior to any anticipated impact on its operating systems. The total cost of this new software is not anticipated to be a material expense to the Company at this time. However, there can be no guarantee that these new off-the-shelf software products will be adequately modified, which could have a material adverse effect on the Company's results of operations.

                                   SACIO, INC.
                          (A Development Stage Company)

                     NOTES TO FINANCIAL STATEMENTS CONTINUED
              January 31, 1999, March 31, 1998, and March 31, 1997

NOTE 3 - INCOME TAXES

There is no provision for income taxes for the period ended January 31, 1999, due to the net loss and no state income tax in the state of the Company's domicile and operations. The Company's total deferred tax asset as of December 31, 1998, is as follows:

Net operation loss carry forward    $    1
Valuation allowance                      1
                                    ------
         Net deferred tax asset     $    0

The federal net operation loss carry forward will expire in 2014.


NOTE 4 - SHAREHOLDERS' EQUITY

Common Stock

The authorized common stock of Sacio, Inc. consists of 20,000,000 shares with a par value of $.001 per share.

Preferred Stock

Sacio, Inc. has no preferred stock.

On June 14, 1994, the Company issued 100,000 shares of its $.00001 par value common stock to its directors in consideration of $1.00 of fair value of services. Per the Company's policy in regards to the issuance of common stock in a non-cash transaction, the fair market value of the services received were deemed to be immaterial in length and cost.

On April 30, 1996, the Company issued 43,000 shares of its $.00001 par value common stock for cash of $4,300.00 to investors.

On August 2, 1998, the Company issued 100,000 shares of its $.00001 par value common stock to its directors in consideration of $1.00 of fair value of services. Per the Company's policy in regards to the issuance of common stock in a non-cash transaction, the fair market value of the services received were deemed to be immaterial in length and cost.

On August 2, 1998, the Company approved a forward stock split on the basis of 45:1, thus increasing the outstanding common stock from 243,000 shares to 10,935,000 shares.

On October 30, 1998, the State of Delaware approved the Company's restated Articles of Incorporation, which changed the par value from $0.0001 to $0.001.

                                   SACIO, INC.
                          (A Development Stage Company)

                     NOTES TO FINANCIAL STATEMENTS CONTINUED
              January 31, 1999, March 31, 1998, and March 31, 1997


NOTE 5 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. The stockholders/officers and or directors have committed to advancing the operating costs of the Company interest free.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company neither owns or leases any real or personal property. Office services are provided without charge by an officer. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 7 - WARRANTS AND OPTIONS

There are no warrants of options outstanding to acquire any additional shares of common stock.